Exhibit 99.1
Hermitage Offshore Services Ltd. Announces Financial Results for the Fourth Quarter of 2019
Hamilton, Bermuda, February 27, 2020.
Hermitage Offshore Services Ltd., ("Hermitage Offshore" or the "Company") announces its financial results for the three months and year ended December 31, 2019.
A reverse asset acquisition in April 2019 resulted in a change in the basis of accounting for the Company. As a result, the financial information presented for the three months and year ended December 31, 2019 and 2018 is not directly comparable.
Results for the three months ended December 31, 2019 and 2018
For the three months ended December 31, 2019, the Company’s net loss was $2.3 million, or $0.10 basic and diluted loss per share (based on 22,279,447 weighted average shares outstanding). The Company recorded a $1.5 million gain on financial instruments (as described below under the caption "DVB Supplemental Agreement") during the three months ended December 31, 2019.  Excluding the gain on financial instruments, the Company’s adjusted net loss (see Non-GAAP Measures section below), was $3.7 million, or $0.17 basic and diluted loss per share.
For the three months ended December 31, 2018 (Predecessor, as defined below) the Company’s net loss was $169.3 million, or $26.23 basic and diluted loss per share (based on 6,454,222 weighted average shares outstanding). The Company recorded a $160.1 million non-cash impairment charge during the three months ended December 31, 2018. Excluding the non-cash impairment charge described above, the Company's adjusted net loss (see Non-GAAP Measures section below), was $9.2 million, or $1.43 basic and diluted loss per share.
Results for the year ended December 31, 2019 and 2018
For the year ended December 31, 2019 (combined Predecessor and Successor, which are defined below), the Company’s combined net loss was $19.1 million, or $1.13 basic and diluted loss per share (based on 16,962,006 combined weighted average shares outstanding).  There were no adjustments to the net loss for the year ended December 31, 2019 as the loss on financial instruments that was included in the nine months ended September 30, 2019 was reversed as of December 31, 2019.
For the year ended December 31, 2018 (Predecessor, as defined below), the Company’s net loss was $197.3 million, or $31.50 basic and diluted loss per share (based on 6,263,094 weighted average shares outstanding). The Company recorded a $160.1 million non-cash impairment charge during the year ended December 31, 2018. Excluding the non-cash impairment charge described above, the Company's adjusted net loss (see Non-GAAP Measures section below), was $37.2 million, or $5.94 basic and diluted loss per share.
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company's common shares, which took effect on January 28, 2019. There are 25,661,915 common shares outstanding as of the date of this press release.
Summary of fourth quarter of 2019 and other recent events

•
The Company entered into term charter contracts for two of the Company's platform supply vessels, or PSVs, (Hermit Galaxy and Hermit Horizon) which are expected to run consecutively for a period of ten months commencing in late March or early April 2020. The average dayrates on these contracts are approximately

$15,120 per vessel per day (using the spot exchange rate between the U.S. dollar and Norwegian krone (NOK) as of the date of this press release).

•
In December 2019, the Company entered into a series of agreements with its lenders and Scorpio Services Holding Limited ("SSH"), a related party, to (i) satisfy the various conditions precedent towards refinancing the Company's Initial Credit Facility (defined below), and (ii) meet the conditions set forth under the DVB Supplemental Agreement (defined below) to allow DVB’s option to unwind the Company’s April 2019 purchase of its two anchor handling tug supply vessels (“AHTS vessels”) to expire unexercised. As part of these agreements, the Company entered into a new common stock purchase agreement with SSH for the sale, at the Company's option, of up to $15 million of shares of its common stock (the "New Equity Line of Credit").

•	During the fourth quarter of 2019, the Company’s average daily rates and utilization were as follows:

◦
The Company’s PSVs (operating in the North Sea) earned average dayrates of $11,524 per on-hire day with an average utilization rate of 89.8% of the available days, resulting in an average effective dayrate of $10,350 per available day during the fourth quarter of 2019. Three PSVs were in drydock for engine overhauls or their class required special surveys for an aggregate of 56 days during the fourth quarter of 2019. Offhire days for drydock or engine overhauls are considered part of the available days when calculating average effective dayrates.

◦
The Company’s AHTS vessels (operating in West Africa), which are included in the Company's results from operations from the Transaction date (as defined below), earned average dayrates of $9,055 per on-hire day with an average utilization of 100.0% of the available days, resulting in an average effective dayrate of $9,055 per available day during the fourth quarter of 2019.

◦
The Company’s crew boats ("Crew Boats", operating in West Africa), which are included in the Company's results from operations from the Transaction date, earned average dayrates of $2,412 per on-hire day with an average utilization of 42.4% of the available days, resulting in an average effective dayrate of $1,023 per available day during the fourth quarter of 2019.

•	Below is a summary of the average effective dayrates and duration of charters for the Company’s vessels that have been fixed thus far in the first quarter of 2020 as of the date hereof:

•
The Company’s PSVs (operating in the North Sea) - fixed average effective dayrates of approximately $9,500 for 80% of the available days. One of the Company's PSVs underwent an engine overhaul during the first quarter of 2020 and was offhire for approximately 20 days and another PSV is expected to undergo an engine overhaul before the end of the first quarter of 2020 and is expected to be offhire for approximately 7 days. Additionally, the Company reflagged three of its PSVs, two of which were reflagged from UK sector operations to the Norwegian sector and the other was reflagged from the Norwegian sector to the UK sector. This reflagging process resulted in an aggregate of approximately 40 days of offhire time.

◦	The Company’s AHTS vessels (operating in West Africa) - fixed average effective dayrates of approximately $9,000 for 100% of the available days.

◦	The Company’s Crew Boats (operating in West Africa) - fixed average effective dayrates of approximately $1,200 for 75% of the available days.

•
In October 2019 and December 2019, the Company issued an additional 2,356,108 and 3,143,709 common shares for $1.06 and $1.11 per share, respectively, under its previously announced initial equity line of credit for aggregate net proceeds of $6.0 million. Following the December 2019 issuance, the initial equity line of credit was fully exercised, and there is no further capacity thereunder.

Fleet list and employment update
Set forth below is the Company's fleet list along with an update on the long-term employment of each vessel as of the date of this press release. For purposes of the below table, only contracts with periods of three months or greater have been presented.

	Vessel Name	Vessel Type	Built	Employment	Term contract rate per day(USD) (1)	Contract begin date	Contract end date	Underlying contract denomination

	PSV
1	Hermit Fighter	PSV	2012	Term Contract	$12,905	19-Dec-19	19-Dec-20	GBP
2	Hermit Prosper	PSV	2012	Spot
3	Hermit Power	PSV	2013	Term Contract	$13,550	07-Dec-19	07-Dec-20	GBP
4	Hermit Thunder	PSV	2013	Term Contract	$10,711	02-Jun-19	02-Jun-20	GBP
5	NAO Guardian	PSV	2013	Term Contract	$11,227	15-Sep-19	31-Mar-20	GBP
6	Hermit Protector	PSV	2013	Spot
7	Hermit Viking	PSV	2015	Term Contract	$11,292	13-Dec-18	13-Dec-20	GBP
8	Hermit Storm	PSV	2015	Term Contract	$12,778	31-Aug-19	28-Feb-20	NOK
9	Hermit Galaxy	PSV	2016	Spot / Term Contract	$15,120	01-Apr-20	26-Jan-21	NOK
10	Hermit Horizon	PSV	2016	Spot / Term Contract	$15,120	01-Apr-20	26-Jan-21	NOK

	AHTS
11	Hermit Brilliance	AHTS	2009	Term Contract (4)	$9,000	01-Jan-16	31-Dec-20	USD
12	Hermit Baron	AHTS	2009	Term Contract (4)	$9,000	01-Jan-20	07-Jul-20	USD

	Crew Boats
13	Petrocraft 1605-1	Crew Boat	2012	Term Contract (5)	$2,400	20-Sep-19	18-Jan-21	USD
14	Petrocraft 1605-2	Crew Boat	2012	Spot
15	Petrocraft 1605-3	Crew Boat	2012	Spot
16	Petrocraft 1605-5	Crew Boat	2013	Spot
17	Petrocraft 1605-6	Crew Boat	2013	Spot
18	Petrocraft 2005-1	Crew Boat	2015	Spot
19	Petrocraft 2005-2	Crew Boat	2015	Spot
20	Petrocraft 1905-1	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
21	Petrocraft 1905-2	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
22	Petrocraft 1905-3	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD
23	Petrocraft 1905-4	Crew Boat	2019	Term Contract	$2,400	04-Mar-19	18-Jan-21	USD

(1)	Contracts denominated in GBP and NOK have been converted using spot rates in effect as of February 26, 2020.

Liquidity
As of February 26, 2020, the Company had $7.8 million in cash and cash equivalents. There is $15 million of additional drawdown capacity available under the Company’s previously announced New Equity Line of Credit as of the date of this press release.
Drydock and capital expenditure update
The Company made approximately $0.7 million in drydock payments during the three months ended December 31, 2019, which primarily related to the special surveys and/or engine overhauls for three of the PSVs. The aggregate cost of this work was approximately $2.5 million. These three PSVs were offhire for an aggregate of 56 days during the fourth quarter of 2019.
One of the Company's PSVs underwent an engine overhaul during the first quarter of 2020 for aggregate costs of approximately $0.3 million.  This vessel was offhire for an aggregate of approximately 20 days during the first quarter of 2020 for this work. An additional PSV is expected to undergo an engine overhaul before the end of the first quarter of 2020 and the aggregate costs for this work are expected to be approximately $0.3 million and 7 days of offhire.
Additionally, the Company reflagged three of its PSVs, two of which were reflagged from the UK sector to the Norwegian sector and the other was reflagged from the Norwegian sector to the UK sector. This reflagging process resulted in an aggregate of approximately 40 days of offhire and approximately $0.4 million in various costs relating to the reflagging process (which includes crewing and technical manager changes).
No other special surveys and/or engine overhauls are scheduled for the first or second quarter of 2020.
Debt
The following table sets forth the principal balance of the Company’s debt outstanding:

	As of
In thousands of U.S. dollars	December 31, 2019	February 27, 2020
Initial Credit Facility with DNB and SEB	$132,905	$—
New Term Loan Facility with DNB and SEB	-	132,905
DVB Credit Facility	9,000	9,000
	$141,905	$141,905
New Equity Line of Credit
In December 2019, the Company reached an agreement to enter into a new common stock purchase agreement with SSH, a related party, for $15 million. The New Equity Line of Credit was executed in January 2020 and provides for $15 million to be available on demand to the Company in exchange for its common shares priced at 94% of the then-prevailing 5-day trailing volume weighted average price. There have been no issuances of common shares under the New Equity Line of Credit through the date of this press release.
New $132.9 Million Term Loan Facility with DNB and SEB
In December 2019, the Company reached an agreement with the lenders under its term loan facility with DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) (the “Initial Credit Facility”), whereby it was agreed that the New Equity Line of Credit satisfies the condition precedent to refinance the Initial Credit Facility with a new $132.9 million term loan facility (the "New Term Loan Facility") that the Company raise $15 million of additional equity. Accordingly, in January 2020, the Company closed on the refinancing of the Initial Credit Facility with the New Term Loan Facility.
The terms and conditions of the New Term Loan Facility are similar to the previously announced commitment for this credit facility, with the exception of modifications to certain financial covenants and other key terms. These new financial covenants and terms are summarized as follows:

•
Cash and cash equivalents shall at all times be equal to or greater than $500,000 per vessel above 2,500 DWT. The Company’s two AHTS vessels and 11 Crew Boats are excluded from this definition. Accordingly, the minimum liquidity under this New Term Loan Facility is $5 million based on the Company's fleet as of the date of this press release.

•
The ratio of net debt (defined as total debt less cash) to total capitalization (defined below) shall be no greater than 0.70 to 1.00 from the date that the New Term Loan Facility is executed through December 31, 2020 and 0.65 to 1.00 thereafter through the maturity date of December 6, 2023. Undrawn amounts available under the New Equity Line of Credit are included as part of the definition of total capitalization (defined as net debt plus equity plus amounts available under the New Equity Line of Credit).

•
The aggregate fair market value of the vessels collateralized under the New Term Loan Facility shall at all times be at least 115% of the aggregate outstanding principal amount until December 7, 2021, 125% of the aggregate outstanding principal amount until December 7, 2022, and 130% at all times thereafter.

•	The Company is restricted from paying dividends for 24 months following the date of the execution of the New Term Loan Facility.
DVB Supplemental Agreement
As part the Company’s purchase of its two AHTS vessels in April 2019, the Company assumed aggregate outstanding indebtedness on the two AHTS vessels of $9.0 million under a term loan facility with DVB Bank SE, Nordic Branch (the “DVB Credit Facility”). The DVB Credit Facility was supplemented as part of the acquisition (the “DVB Supplemental Agreement”) and under the terms of the DVB Supplemental Agreement, DVB had the right, but not the obligation, to unwind the Company’s acquisition of the two AHTS vessels if a minimum of $15 million of additional equity was not raised by October 31, 2019. This deadline was subsequently extended until December 15, 2019. As a result of the agreement for the New Equity Line of Credit, the condition to raise an additional $15 million of equity in the DVB Supplemental Agreement was deemed satisfied, thereby resulting in DVB’s right to unwind the sales of the two AHTS vessels to expire unexercised.
At inception, the provision to unwind the sales of the two AHTS vessels was accounted for as a freestanding financial instrument. As of September 30, 2019, the value of this financial instrument was estimated to be a liability of $1.5 million.  As a result of the New Equity Line of Credit, which satisfied the condition under the DVB Supplemental Agreement to raise an additional $15.0 million of additional equity, the Company reversed this liability during the fourth quarter of 2019.   Accordingly, the Company recorded a gain on financial instruments (within Other financial expense, net, on the Company’s Statement of Income or Loss) of $1.5 million for the three months ended December 31, 2019.
Reverse acquisition accounting treatment arising from the acquisition of assets from SOHI
In April 2019, the Company acquired 13 vessels consisting of two AHTS vessels and 11 Crew Boats from Scorpio Offshore Holding Inc. ("SOHI"), a related party, in exchange for 8,126,219 common shares of the Company. As part of this acquisition, the Company assumed the aggregate outstanding indebtedness of $9.0 million under the DVB Credit Facility relating to the two AHTS vessels. The assets acquired in this transaction are collectively referred to as the "SOHI Assets", and the transactions to acquire the SOHI Assets, and assumption of the related indebtedness, are referred to as the "Transaction".
As a result of the Transaction, SOHI and its affiliated entities (collectively referred to as "Scorpio"), which are part of the Scorpio group of companies, obtained a controlling voting interest in the Company.  Accordingly, under the relevant accounting guidance, Scorpio was identified as the accounting acquirer of the Company, and the Transaction is considered to be a reverse acquisition.  Moreover, the Company determined that the Transaction constitutes a reverse acquisition of assets rather than a reverse business combination.  The implications of this determination can be summarized as follows:

•	The SOHI Assets of Scorpio, as the accounting acquirer, were recorded at their historical carrying values.

•
The theoretical cost of the reverse acquisition was determined based on the price of the Company’s common shares on the date of the Transaction and was allocated to the Company's pre-Transaction assets and liabilities on a relative fair value basis.

•
Given the difference between the fair value and the carrying value of the Company’s shareholders' equity on the date of the Transaction, the application of purchase accounting resulted in a reduction in the carrying value of Vessels (on the consolidated balance sheet) of $20.7 million and a reduction in shareholders' equity of $22.6 million as compared to historical amounts. In addition, a liability of $1.5 million was recognized to reflect the fair value of the difference between expected long-term charter rates and contractual rates under existing customer arrangements.

•
Under the applicable accounting guidance, a reverse asset acquisition results in a change in the basis of accounting on the Transaction date. As a result, the financial information presented herein for the three months and year ended December 31, 2019 and 2018 is not directly comparable.

Since it has been determined that the Transaction constitutes an acquisition of assets, the historical financial information prior to the date of the Transaction presented herein (and in future reports and filings) will continue to reflect that of the Company prior to the Transaction rather than that of the SOHI Assets as would be required in a business combination. Management believes that the historical financial information of the Company prior to the Transaction is more relevant to investors than the historical financial information of the SOHI Assets due to the relative size of the Company's 10 PSVs compared to the SOHI Assets and that the value and operating results of the PSVs are expected to be the ultimate driver of the Company's business in future periods. The results from the operations and cash flows of the SOHI Assets are included only in the Company's financial information from the Transaction date.
Accordingly, the Company's pre-Transaction financial information is presented for periods as of and for the three months and year ended December 31, 2018 (Predecessor). In presenting financial information for 2019, the Company has combined pre-Transaction financial information for the periods from January 1, 2019 to April 8, 2019 (Predecessor) with post-Transaction financial information for the period from April 9, 2019 to December 31, 2019 (Successor) in the year to date amounts, without applying pro-forma adjustments. Additionally, combined share information has been calculated based upon the weighted average days outstanding from the issuance date. The combined year to date financial information for 2019 will differ from what will be presented under U.S. GAAP in the Company's annual consolidated financial statements which will present Predecessor and Successor information separately. See the Non-GAAP Measures section below for a table showing separate Predecessor and Successor financial information for 2019 and their combination for 2019 statement of income or loss information.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	Three months ended		Year ended
	December 31, 2019* (Successor)	December 31, 2018** (Predecessor)	December 31, 2019* (Predecessor and Successor)	December 31, 2018** (Predecessor)
Amounts in thousands of USD

Charter revenue - PSVs	$10,009	$6,169	$35,169	$20,654
Charter revenue - AHTS vessels	1,709	—	3,729	—
Charter revenue - Crew Boats	1,072	—	2,915	—
Total charter revenue	12,790	6,169	41,813	20,654

Vessel operating expenses	(9,394)	(6,001)	(33,842)	(25,173)
Voyage expenses	(132)	(587)	(1,519)	(2,215)
General and administrative expenses	(2,142)	(1,729)	(5,741)	(4,757)
Depreciation	(2,905)	(4,432)	(10,657)	(17,298)
Impairment loss on vessels	—	(160,080)	—	(160,080)
Total operating expenses	(14,573)	(172,829)	(51,759)	(209,523)
Operating loss	(1,783)	(166,660)	(9,946)	(188,869)

Interest income	13	22	60	207
Interest expense	(2,174)	(2,323)	(9,126)	(8,031)
Other financial expense / (income), net	1,663	(346)	(104)	(601)
Total other costs	(498)	(2,647)	(9,170)	(8,425)
Income taxes	—	—	—	—
Net loss	$(2,281)	$(169,307)	$(19,116)	$(197,294)

Basic and diluted loss per share	(0.10)	(26.23)	(1.13)	(31.50)

Basic and diluted weighted average number of common shares outstanding	22,279,447	6,454,222	16,962,006	6,263,094

*
Reflects the financial results of the Company including the periods both prior to (relating to a fleet of 10 PSVs) and subsequent to the Transaction date of April 8, 2019 (relating to a fleet of 10 PSVs, two AHTS vessels and 11 Crew Boats). Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Accordingly, the periods prior to and subsequent to the Transaction should be presented separately. The above table combines these periods in 2019 as the Company believes that the combined presentation provides investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. Combined share information has been calculated based upon the weighted average days outstanding from the issuance date. See Non-GAAP Measures section below for the presentation of each of these periods separately and reconciliation to the above table.

**	Reflects the financial results of the Company (relating to a fleet of 10 PSVs) for the historical periods prior to the Transaction.

Hermitage Offshore Services Ltd. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of:
	December 31, 2019 (Successor)	December 31, 2018 (Predecessor)
Amounts in thousands of USD

Cash and cash equivalents	$12,681	$8,446
Accounts receivable, net	8,381	2,602
Prepaid expenses	427	755
Inventory	1,808	1,181
Other current assets	406	1,176
Total current assets	23,703	14,160
Vessels, net	178,206	176,914
Total non-current assets	178,206	176,914
Total assets	$201,909	$191,074

Accounts payable	$4,342	$843
Accounts payable, related party	588	492
Other current liabilities	2,946	3,147
Current debt	207	—
Total current liabilities	8,083	4,482
Non-current debt	141,698	132,457
Other long-term liabilities	—	71
Total non-current liabilities	141,698	132,528
Shareholders' equity	52,128	54,064
Total liabilities and shareholders' equity	$201,909	$191,074

Hermitage Offshore Services Ltd. and Subsidiaries
Other operating data for the three months and year ended December 31, 2019 and 2018
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2019 (Successor)	2018 (Predecessor)	2019 (Predecessor and Successor)	2018 (Predecessor)

Adjusted EBITDA (1)	$723	$(2,148)	$(515)	$(11,491)

PSVs
Average dayrates per on-hire day (2)	$11,524	$9,958	$11,260	$10,239
Utilization rate % (3)	89.8%	70.5%	87.0%	58.6%
Effective dayrates (4)	10,350	7,017	9,792	6,001

Vessel operating expenses per day (5)	7,498	6,523	7,320	6,897

Average number of active vessels	10.0	8.6	9.2	8.4
Average number of vessels in layup	—	1.4	0.8	1.6
Average number of vessels	10.0	10.0	10.0	10.0

AHTS vessels
Average dayrates per on-hire day (2)	9,055	N/A*	8,647	N/A*
Utilization rate % (3)	100.0%	N/A*	73.7%	N/A*
Effective dayrates (4)	9,055	N/A*	6,371	N/A*

Vessel operating expenses per day (5)	5,181	N/A*	6,032	N/A*

Average number of active vessels	2.0	N/A*	2.0	N/A*
Average number of vessels in layup	—	N/A*	—	N/A*
Average number of vessels	2.0	N/A*	2.0	N/A*

Crew Boats
Average dayrates per on-hire day (2)	2,412	N/A*	2,492	N/A*
Utilization rate % (3)	42.4%	N/A*	39.2%	N/A*
Effective dayrates (4)	1,023	N/A*	977	N/A*

Vessel operating expenses per day (5)	1,480	N/A*	1,316	N/A*

Average number of vessels	11.0	N/A*	11.0	N/A*

*
The other operating data for these vessels is presented from the Transaction date. Therefore, operating results for these vessels is not presented for the three months and year ended December 31, 2018.

(1)	See Non-GAAP Measures section below.
(2)
Average dayrates are calculated by subtracting voyage expenses, including bunkers and port charges, from charter revenue and dividing the net amount by the number of on-hire days in the period. On-hire days are the number of available days less the number of days the vessel is offhire. Available days are the number of calendar days in a period less the number of days the vessel is laid-up.

(3)	Utilization rates are determined by the dividing the number of on-hire days by the total number of available days (including offhire days and unutilized days) in the period.
(4)	Effective dayrates represent the average day rate multiplied by the utilization rate for the respective period.
(5)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of days (including offhire days and days in layup) in a period. Vessel operating expenses are lower while a vessel is in lay-up. There were no vessels in lay-up during the three months ended December 31, 2019. There was an aggregate of 304 days, during which certain PSVs were in lay-up during the year ended December 31, 2019. There were an aggregate of 124 days and 577 days during which certain PSVs were in lay-up during the three months and year ended December 31, 2018, respectively.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

Non-GAAP Measures
This press release presents the Company's results of operations on a combined basis for the periods prior to and subsequent to the reverse acquisition involving the AHTS vessels and Crew Boats acquired from SOHI. This press release also describes adjusted net loss, and adjusted EBITDA. The presentation of results of operations on a combined basis for the periods prior to and subsequent to the reverse acquisition, adjusted net loss, and adjusted EBITDA are not measures prepared in accordance with U.S. GAAP ("Non-GAAP" measures). The Non-GAAP measures are presented in this press release as we believe that they provide investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP.
The Company believes that the presentation of adjusted net loss, and adjusted EBITDA are useful to investors or other users of its financial statements, such as its lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that adjusted net loss, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of adjusted net loss, and adjusted EBITDA may not be the same as reported by other companies in the offshore support vessel industry or other industries.

Statement of income or loss prior to and subsequent to the Transaction

	Predecessor	Successor	Predecessor and Successor
Amounts in thousands of USD	January 1 - April 8, 2019	April 9 - December 31, 2019	Year ended December 31, 2019

Charter revenue - PSVs	5,258	29,911	35,169
Charter revenue - AHTS vessels	—	3,729	3,729
Charter revenue - Crew Boats	—	2,915	2,915
Total charter revenue	5,258	36,555	41,813

Vessel operating expenses	(6,612)	(27,230)	(33,842)
Voyage expenses	(395)	(1,124)	(1,519)
General and administrative expenses	(1,207)	(4,534)	(5,741)
Depreciation	(2,205)	(8,452)	(10,657)
Total operating expenses	(10,419)	(41,340)	(51,759)
Operating loss	(5,161)	(4,785)	(9,946)

Interest income	21	39	60
Interest expense	(2,555)	(6,571)	(9,126)
Other financial expense, net	32	(136)	(104)
Total other costs	(2,502)	(6,668)	(9,170)
Income taxes	—	—	—
Net loss	(7,663)	(11,453)	(19,116)
In Q4 2019, the allocation between the Predecessor and Successor activity was adjusted primarily to align the Predecessor activity to the period prior to the Transaction date. There was no impact to the year-to-date net income as a result of these adjustments.
The above table reflects the financial results of the Company both prior to (relating to a fleet of 10 PSVs) and subsequent to the Transaction date of April 8, 2019 (relating to a fleet of 10 PSVs, two AHTS vessels and 11 Crew Boats). Under U.S. GAAP, the basis of accounting changed as a result of the Transaction since it was accounted for as a reverse acquisition of assets. Accordingly, the periods prior to and subsequent to the Transaction should be presented separately. The above table displays both the Predecessor and Successor periods in addition to the combined periods in 2019. The Company believes that the combined presentation provides investors and other users of the Company’s financial statements, such as its lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance.

Reconciliation of Net Loss to Adjusted Net Loss

	Successor
	For the three months ended December 31, 2019
		Per share
In thousands of U.S. dollars except per share and share data	Amount	basic and diluted
Net loss	(2,281)	(0.10)
Adjustment:
(Gain) / loss on financial instruments	(1,453)	(0.07)
Adjusted net loss	(3,734)	(0.17)

	Predecessor
	For the three months ended December 31, 2018
		Per share
In thousands of U.S. dollars except per share and share data	Amount	basic and diluted
Net loss	(169,307)	(26.23)
Adjustment:
Impairment loss on vessels	160,080	24.80
Adjusted net loss	(9,227)	(1.43)

	Predecessor
	For the year ended December 31, 2018
		Per share
In thousands of U.S. dollars except per share and share data	Amount	basic and diluted
Net loss	(197,294)	(31.50)
Adjustment:
Impairment loss on vessels	160,080	25.56
Adjusted net loss	(37,214)	(5.94)

Reconciliation of Net Loss to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
	2019 (Successor)	2018 (Predecessor)	2019 (Predecessor and Successor)	2018 (Predecessor)
Amounts in thousands of USD
Net loss	(2,281)	(169,307)	(19,116)	(197,294)
Interest income	(13)	(22)	(60)	(207)
Interest expense	2,174	2,323	9,126	8,031
Other financial (income) expense	(1,663)	346	104	601
Amortization of acquired time charters	(399)	—	(1,226)	—
Depreciation	2,905	4,432	10,657	17,298
Impairment loss on vessels	—	160,080	—	160,080
Adjusted EBITDA	723	(2,148)	(515)	(11,491)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel ("OSV") market, changes in charter hire rates and vessel values, demand in OSVs, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com